Exhibit (b)(1)

August 14, 2013

Amendment No. 1 to the Amended and Restated ByLaws of the MassMutual Select Funds, MassMutual Premier Funds, MML Series Investment Fund, and MML Series Investment Fund II

“1.2. Principal Office of the Trusts. A principal office of each Trust shall be located in Enfield, Connecticut. Each Trust may have other principal offices within or without the State of Connecticut as the Trustees may determine or as they may authorize.”